Filed by Songa Offshore SE
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Songa Offshore SE

Songa Offshore SE : Transaction Update

Reference is made to the stock exchange announcement on 15 August 2017 made by Songa Offshore SE (the "Company") regarding the agreement to combine with Transocean through a recommended voluntary exchange offer.

The confirmatory due diligence review has been completed without any implications to any terms of the transaction.

As part of the contemplated transaction with Transocean, Transocean is required to file a Proxy Statement with the U.S. Securities and Exchange Commission (SEC) which requires the filling of the Company's consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) for the following periods:

  As of 31 December 2016 and 2015 and for each of the three years in the period ended 31 December 2016; and
  As of 30 June 2017 and for the six-month periods ended 30 June 2017 and 2016;

together, the "Consolidated Financial Statements".

As part of this process, the Company has been required to evaluate subsequent events and developments that have taken place since the issuance of the 2016 Annual Report on 27 April 2017 and the second quarter 2017 Report issued on 25 August 2017, as well as reperform the audit for the year ended December 31, 2016, in accordance with US General Accepted Audit Standards (US GAAS). Based on the Company's procedures, it was determined that certain subsequent events affect the presentation and accounting of certain financial statement line items in the year as of and ended 31 December 2016 and in the six-month period as of and ended 30 June 2017, as such the following adjustments will be made to the Consolidated Financial Statements for inclusion in Transocean's Proxy Statement to be filed with the SEC:

  De-recognize the deferred tax asset of approximately USD 41 million as of 31 December 2016 related to the Exit Tax Case. The financial books of Songa Offshore will as such be aligned with the ruling of the Oslo City Court and with the Company's tax books;
  Re-evaluation of a financial asset related to the sale of Mercur and Venus in the amount of USD 1.6 million negatively as of 30 June 2017; and
  Adjustment of the effective interest used to calculate the interest costs of the unsecured bonds of USD 1.7 million negatively for the six-month period ended 30 June 2017.

These adjustments and their impact on the Consolidated Financial Statements will be discussed in further detail in the "Basis of Preparation" note to the Consolidated Financial Statements to be published as part of the Proxy Statement referred to above.

The Consolidated Financial Statements will be included in certain Transocean draft US filings in connection with the transaction, which are planned to be filed with the SEC.

3 October 2017
Limassol, Cyprus

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Additional Information and Where to Find It
In connection with the proposed business combination (the "Combination") between Songa Offshore SE ("Songa Offshore") and Transocean Ltd. ("Transocean"), Transocean will file with the U.S. Securities and Exchange Commission (the "SEC") a proxy statement relating to the Combination (the "Proxy Statement") and Transocean and Transocean Inc. ("TINC") will file a Registration Statement on Form S-4 (the "Registration Statement") containing a prospectus with respect to the Consideration Shares and Consideration CBs to be issued in the Combination and the related transactions (the "Prospectus"). When available, Transocean will mail the Proxy Statement to its shareholders in connection with the vote to approve certain matters in connection with the Transaction and will distribute the Prospectus to certain Songa Offshore securityholders in the United States in connection with the Combination and related exchange offers contemplated by the transaction agreement. Transocean and TINC are also expected to file an offer document with the Financial Supervisory Authority of Norway (the "Norwegian FSA").
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT AND/OR PROSPECTUS REGARDING THE COMBINATION IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT OR PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. You may obtain, free of charge, copies of the definitive Proxy Statement, Prospectus and Registration Statement, when available, and other relevant documents filed by Transocean with the SEC, at the SEC's website at www.sec.gov. In addition, Transocean's shareholders may obtain free copies of the Proxy Statement and Prospectus and other relevant documents filed by Transocean and TINC with the SEC from Transocean's website at http://www.deepwater.com.
This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean and TINC may file with the SEC in connection with the Combination. The final terms and further provisions regarding the public officer will be disclosed in the offer document after the publication has been approved by the Norwegian FSA and in documents that will be filed by Transocean and TINC with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.
No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein com should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.
Participants in the Solicitation
Each of Transocean, TINC, Songa Offshore and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Transocean' shareholders with respect to the approvals required to complete the Combination and the solicitation of acceptances for the Offer. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Combination, by security holdings or otherwise, will be set forth in the Proxy Statement and Prospectus when they are filed with the SEC. Information regarding Transocean's directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by Transocean with the SEC on March 16, 2017 and in the Annual Report on Form 10-K filed by Transocean with the SEC on March 7, 2017. Additional information regarding the interests of participants in the solicitation of proxies in respect of the extraordinary general meeting and the Offer will be included in the Proxy Statement to be filed with the SEC. These documents are available to Transocean's shareholders free of charge from the SEC's website at www.sec.gov and from the investor relations section of Transocean's website at www.deepwater.com.